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                            KUNZMAN & BOLLINGER, INC.
                                ATTORNEYS-AT-LAW
                          5100 N. BROOKLINE, SUITE 600
                          OKLAHOMA CITY, OKLAHOMA 73112
                            Telephone (405) 942-3501
                               Fax (405) 942-3527


                                  July 14, 2005



ELECTRONIC FILING
-----------------

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
Mail Stop 0405
450 Fifth Street N. W.
Washington, DC 20549

         RE:      Atlas America Series 25-2004(B) L.P.
                  Registration Statement on Form 10
                  Filed April 29, 2005
                  File No. 0-51272
                  ------------------------------------


Dear Ms. Moncada-Terry:

         Pursuant to your request during our telephone conference today, enclosed for your review is a revision of the second bullet point on page 2 of the Form 10 Registration Statement for the above-referenced partnership. Although not requested, I have also enclosed for your review a revision of the second bullet point on page 3 of the Form 10 Registration Statement, which I believe is consistent with respect to your comments concerning the second bullet point on page 2 as discussed above.

         Please direct your comments concerning the enclosure to the undersigned.

                                                     Very truly yours,

                                                     KUNZMAN & BOLLINGER, INC.

                                                     /s/ Gerald A. Bollinger

                                                     Gerald A. Bollinger
Enclosure

cc: Mr. Freddie Kotek
    Ms. Nancy McGurk
    Ms. Carmen Moncada-Terry


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                THE FOLLOWING IS THE SECOND BULLET POINT ON PAGE

                     2 OF THE FORM 10 REGISTRATION STATEMENT
                     ---------------------------------------

o Obtain federal income tax deductions in 2004 from intangible drilling costs in an amount equal to not less than 90% of each participant's subscription price for his or her Units. However, we do not guarantee the IRS treatment of our participants' deductions for intangible drilling costs. If the IRS were to decrease the amount of the deduction, or defer part of the deduction to 2005 for wells we prepaid in 2004, for example, our participants would not be entitled to any reimbursement from us for any increase in taxes owed, penalties or interest or any other lost tax benefits. Subject to any objections by the IRS, each participant's individual tax circumstances, and the passive activity rules if the participant invested as a limited partner, these deductions for intangible drilling costs may be used to offset a portion of the participant's taxable income. For example, if a participant paid $25,000 for a Unit the investment would produce a 2004 tax deduction of not less than $22,500 per unit, 90%, against:

   o ordinary income, or capital gain in some situations, if the participant invested as an investor general partner; and

   o  passive income if the participant invested as a limited partner.

   In the first quarter of 2005, our IRS Schedule K-1's to our participants reported a deduction for intangible drilling costs in 2004 in an amount equal to 90% of the subscription price paid by each participant. As discussed above, however, we do not guarantee the IRS treatment of our participants' deductions for intangible drilling costs.

                THE FOLLOWING IS THE SECOND BULLET POINT ON PAGE

                     3 OF THE FORM 10 REGISTRATION STATEMENT
                     ---------------------------------------

o Provide each of our participants with tax deductions, in an aggregate amount which equals the remaining 10% of the participant's initial investment, through annual depreciation deductions over a seven-year cost recovery period. However, we do not guarantee the IRS treatment of our participants' depreciation deductions for our equipment costs. If the IRS were to decrease the amount of the deductions, for example, our participants would not entitled to any reimbursement from us for any increase in taxes owed, penalties or interest or any other lost tax benefits. In addition to any objections by the IRS, the tax benefits of these depreciation deductions to our participants are subject to each participant's individual tax circumstances and the passive activity rules if the participant invested as a limited partner.